

Regal Securities, Inc.

Financial Report

December 31, 2025

TABLE OF CONTENTS



PRIDA GUIDA & PEREZ, P.A.

CERTIFIED PUBLIC ACCOUTANTS
2504 W. Kathleen Street
Tampa, FL 33607

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Regal Securities, Inc.
Glenview, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Regal Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prida Guida & Perez

Prida, Guida & Perez, P.A.
Tampa, Florida
February 25, 2026

We have served as Regal Securities, Inc.'s auditor since 2004.

REGAL SECURITIES, INC.

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	3,877,637
Receivables from broker-dealers and clearing houses		1,926,089
Receivables from others		763,603
Securities owned, at fair value		4,671,840
Property, furniture, equipment and leasehold improvements, net		216,543
Operating lease right-of-use asset, net		82,858
Prepaid expenses and other assets		186,764
Total Assets	$	11,725,334

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued payroll and registered representative compensation related expenses	$	1,102,096
Accounts payable and other accrued expenses		571,439
Operating lease liability		82,858
Security deposit		50,000
Total Liabilities		1,806,393
Stockholders' Equity		
Common stock, $0 par value; 10 voting and 990 non-voting shares authorized and issued, 9 voting and 880 non-voting shares outstanding		1,426,000
Retained earnings		9,292,941
Less: Treasury stock, 1 voting and 110 non-voting shares at cost		(800,000)
Total Stockholders' Equity		9,918,941
Total Liabilities and Stockholders' Equity	$	11,725,334

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Regal Securities, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company (an Illinois corporation) has offices in Glenview, Illinois and Orlando and Fort Myers, Florida. It provides services throughout the United States using registered representatives and via online services. The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through two clearing broker-dealers, RBC Capital Markets LLC., and Hilltop Securities Inc., on a fully disclosed basis.

The Company operates under the provisions of paragraphs (k)(2)(i) and (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraphs (k)(2)(i) and (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records that are customarily kept by clearing broker-dealers.

The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers. Furthermore, all transactions between the broker-dealer and its customers are effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Regal Securities, Inc.".

Significant accounting policies are as follows:

Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer that is conducting agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through two clearing broker-dealers on a fully disclosed basis. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay shareholder distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission revenue - The Company earns brokerage commissions which primarily include commissions from executing transactions for clients to buy or sell stocks, options, mutual funds, government, and corporate bonds transactions. Each time a customer enters into a buy or sell transaction, the Company charges a commission. This commission and related clearing fees are recorded on the trade date basis, as at that point the performance obligation is satisfied.

Short locate fees – The Company charges certain customers who borrow shares a locate fee. Locate fees vary based on supply and demand of the specific security. If a customer accepts the locate fee, the Company's locate providers lend shares to the customer. The Company acts as an agent in these transactions and records its fee as revenue when the customer accepts the locate fee and the broker lends shares as at that point the performance obligation is satisfied.

Payment for order flow ("PFOF") – The Company receives compensation from executing firms for directing orders for trade execution to a particular market or exchange. The performance obligation associated with PFOF transactions is satisfied on the trade date (point in time).

12b-1 fees - The Company records 12b-1 fees when they are paid by mutual fund companies. Mutual fund companies pay 12b-1 fees when the performance obligation is satisfied.

Short locate fees, PFOF fees, and 12b-1 fees are all included in fees earned in the accompanying statement of operations.

Interest rebate income – The Company earns interest rebate income on client assets and liabilities held at clearing firms. Such amounts are recorded in the period the assets and liabilities were held and related to performance obligations that have been satisfied.

Leases: The Company recognizes a lease liability and right-of-use asset on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using the risk-free discount rate, determined using a period comparable with that of the lease term. Leases with an initial term of twelve months or less are excluded from the statement of financial condition, and those lease payments are recognized on a straight-line basis over the lease term, and variable lease payments are recognized in the period in which the obligation for those payments is incurred.

Receivables from broker-dealers and clearing houses: Receivables from broker-dealers and clearing houses represent amounts due in connection with the Company's introduced account activity. Additionally, refundable clearing deposits held by the Company's clearing broker dealers are included in receivables from broker-dealers and clearing houses.

Receivables from others: Receivables from others represent receivables due from execution venues for maker/taker payments, registered representatives and customers.

Allowance for credit losses: The Company determines if an allowance for credit losses is required based on factors surrounding the credit risk of specific customers, historic trends, and other information, including current market conditions and events. Management has determined no allowance required for credit losses from others as of December 31, 2025. The Company does not charge interest on past due amounts related to receivables which are incurred during the normal course of business.

Securities owned: Securities are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures". The Company classifies its investments in debt securities as trading securities. Unrealized gains and losses on equity and debt security investments are recorded in the statement of operations. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Property, furniture, equipment and leasehold improvements: Property, furniture and equipment are recorded at cost and depreciated on accelerated and straight-line methods over the estimated useful lives of the assets which range from 3 to 39 years. Leasehold improvements are recorded at cost and depreciated on a straight-line basis over the expected lease term. Leasehold improvements associated with related party leases are depreciated over the useful life of the improvements to the common control group instead of the lease term.

Concentrations and credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, investments, and receivables from broker-dealers. The Company maintains cash and cash equivalents at various financial institutions which may exceed federally insured amounts at times, and which may at times significantly exceed reported amounts due to outstanding checks.

Approximately 99.78% of the Company's securities owned consist of one equity security investment.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily clearing broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to business interruption and cash flow risk. As of December 31, 2025, approximately 68.5% of the receivables from broker-dealers, or approximately $1,319,000 were due from two clearing broker dealers as commission receivables. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The risk of default depends on the creditworthiness of the counterparty.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes. The Company is subject to state income tax in certain state jurisdictions. The Company's tax years subject to examination for federal and state income tax fillings are 2022 through 2025.

Fair value measurements and disclosures: FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.

- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2. Receivables from Broker-Dealers and Clearing Houses

The amounts receivable from broker-dealers and clearing houses at December 31, 2025, consist of the following:

Receivables from broker-dealers and clearing houses (net of $9,182 payable)	$	1,428,134
Deposits		497,955
Net receivables from broker-dealers and clearing houses	$	1,926,089

Note 3. Receivables from Others

Other receivables from broker dealers are mainly composed from order routing payments receivable from broker dealers related to option and equity transactions. Other receivables consist of amounts due from execution venues for maker/taker payments, registered representatives and customers.

Other broker dealer receivables	$	597,377
Other receivables		166,226
Total receivables from others	$	763,603

Note 4. Property, Furniture, Equipment and Leasehold Improvements

Property, furniture, equipment and leasehold improvements at December 31, 2025, consist of:

Equipment	$	219,048
Furniture and fixtures		282,274
Office property		90,000
Leasehold improvements		242,126
		833,448
Less accumulated depreciation		(616,905)
	$	216,543

Note 5. Employee Benefit Plans

The Company has a SIMPLE IRA plan (the Plan) for its employees. Employees are qualified to participate in the Plan after two years of service. For 2025 the Company matched 100% of each employee's contribution up to 3% of their compensation, which is 100% vested.

Note 6. Securities Owned

Marketable securities owned consist of trading securities summarized as of and for the year ending December 31, 2025, as follows:

	Level 1		Level 2		Level 3		Total	
Equity Securities	$	4,671,840	$	-	$	-	$	4,671,840
	$	4,671,840	$	-	$	-	$	4,671,840

Note 7. Leases and Related Party Transactions

The Company leases two office spaces.

One of the office space leases is with an entity related through common control for a term of 12 months, expired January 2026 and was renewed for additional 2 months, with monthly payments of $7,800 plus sales tax ("Orlando Lease"). These lease payments are recognized on a straight-line basis over the lease term.

The second lease expires June 2026, and the Company has recognized a lease liability and right-of-use asset on the statement of financial condition for the lease ("Glenview Lease").

At December 31, 2025, future minimum lease payments for Glenview Lease are as follows:

2026	83,864
Less imputed interest	(1,005)
	$ 82,859

As of December 31, 2025, the weighted average remaining lease term for the Company's operating lease is 6 months and the weighted average discount rate is 4.16%

Note 8. Commitments and Contingencies

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal an informal), audits and requests for information by various governmental regulatory agencies and self- regulatory organizations in jurisdictions where the Company does business.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9. Financial Instruments with Off –Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital and net capital requirements of $7,475,039 and $250,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.23 to 1 at December 31, 2025.

Note 11. Related Party Transactions

The Company is affiliated with Regal Advisory Services, Inc. ("Regal Advisory"), a registered investment advisor through common management and ownership. The Company provides broker-dealer services for Regal Advisory.

Note 12. Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to December 31, 2025, through February 25, 2026, the date which the financial statements were available to be issued and has determined there were no events or transactions during such period which would require recognition or disclosure in the financial statements.